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                               June 4, 2021

       Yuanmei Ma
       Chief Financial Officer
       Fortune Rise Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Fortune Rise
Acquisition Corp
                                                            Form S-1 filed May
26, 2021
                                                            File No. 333-256511

       Dear Yuanmei Ma:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 26, 2021

       Our warrant agreement will designate the courts of the State of New York..., page 58

   1. Please disclose here and in the last paragraph on page 120 whether the provisions of the warrant agreement will
apply to claims arising under the Securities Act.
       Exhibit 5.1, page 148

   2. Please file an executed legality opinion. We note that the current exhibit is a draft opinion.
 Yuanmei Ma
FirstName  LastNameYuanmei
Fortune Rise Acquisition Corp Ma
Comapany
June 4, 2021NameFortune Rise Acquisition Corp
June 4,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance